                                                                   EXHIBIT 2(a)


FOR IMMEDIATE RELEASE

CONTACT FOR DUKE POWER COMPANY:          CONTACT FOR PANENERGY CORP:
  MEDIA:          Joe Maher              MEDIA:        John Barnett
                  704/382-8323                         713/627-4072
  INVESTORS:      Allen Stewart          INVESTORS:    Brad Porlier
                  704/382-5087                         713/627-4600


             DUKE POWER AND PANENERGY ANNOUNCE $23 BILLION MERGER

               TO CREATE UNPARALLELED INTEGRATED ENERGY PROVIDER

  CHARLOTTE, NC AND HOUSTON, TX (NOVEMBER 25, 1996) -- Duke Power Company [NYSE:
DUK] and PanEnergy Corp [NYSE: PEL] today announced that their Boards of Directors have approved a definitive merger agreement for a tax-free, stock-for-stock transaction creating an integrated energy company with a total market capitalization of approximately $23 billion ($17 billion in equity and $6 billion in debt and preferred stock). Under the agreement, each PanEnergy share would be converted into 1.0444 shares of Duke Power. Based upon Duke Power's closing price of $47.875 on November 22, 1996, Duke Power will issue approximately $7.7 billion in stock to PanEnergy stockholders to complete the transaction. PanEnergy stockholders will own approximately 44 percent of the common stock of the company. The transaction will be accounted for as a pooling of interests and is anticipated to become accretive towards the end of the second year after the completion of the transaction. At closing, Duke Power Company will change its name to Duke Energy Corporation.

  The proposed combination would create an unparalleled integrated energy provider that unites Duke Power, one of the nation's largest investor-owned electric utilities serving 1.8 million customers, with PanEnergy, one of the nation's leading energy services companies handling over 15 percent of the natural gas consumed in the United States.

  Duke Power currently pays an indicated annual dividend of $2.12 per share. Accordingly, PanEnergy's shareholders will receive an increase of $1.25 in dividends per share, based on the implied exchange ratio, from PanEnergy's current indicated dividend of $0.96 per share.

                                   - more -

  William H. Grigg, chairman and chief executive officer of Duke Power, said, "This strategic merger is about growth, opportunity and creating value. Each of our companies has a recognized name and a strong reputation in our industries. This combination creates the preeminent provider of energy and energy services in North America. Duke Power and PanEnergy share the vision that customer choice is the driver of the energy services marketplace of the future. In our dramatically changing industry, we need to define ourselves by our customers' needs, not by our traditional product offerings. Companies that are positioned to help their customers find business solutions that optimize a broad array of energy products and services at competitive prices will be rewarded with satisfied shareholders, customers, and employees.

  "We at Duke Power realized that the implementation of our strategic goals required a partner who shares our vision," Mr. Grigg continued. "We will continue to be committed to our core electric business. However, both Duke Power and PanEnergy realize that the convergence of the gas and electricity industries means that a combined company would achieve distinct advantages not available to either on a stand alone basis. The combination brings together one of the largest and lowest-cost investor-owned electric utilities in the country with PanEnergy, North America's third largest marketer of natural gas, the fourth-largest U.S. natural gas liquids producer and owner of one of the nation's leading interstate natural gas pipeline networks. Our companies are committed to forging a union based on profitability, opportunity, efficiency and growth.

  "In forming this partnership with PanEnergy, we have aligned ourselves with a team of management and Board members that has successfully navigated through a period of deregulation and profound changes in the natural gas industry. The skills that Mr. Anderson and his colleagues honed during that time will be invaluable to us as we confront the challenges of deregulation in the electric utility industry," Mr. Grigg concluded.

  Paul M. Anderson, president and chief executive officer of PanEnergy, said, "Over the last two years, PanEnergy has emerged as a mega-marketer of natural gas with an expanding presence in other energy forms. As the gas and electric markets have begun to converge, we have recognized a need to align ourselves with an electric partner. Duke Power is the acknowledged industry leader in providing safe, reliable, responsive and economical service to its customers. It is upon this bedrock that we will build a true industry pacesetter in the field of energy services. Moreover, Duke Power is recognized as having engineering and global power asset management skills which rank it among the best. I cannot imagine a better company for PanEnergy to join with in pursuing its strategic vision. PanEnergy shareholders will have a substantial ownership interest in a financially strong company with excellent access to financial markets and a solid record of earnings and dividend growth."

                                    -more-

  "We expect the unregulated business segments to generate significant incremental operating income for Duke Energy through the marketing of energy products and services both nationally and internationally," Mr. Anderson continued. "We estimate incremental annual pre-tax income to be approximately $225 million by the year 2000. PanEnergy currently gathers and processes 2.7 Trillion British thermal units (TBtu) of natural gas and markets 7.2 TBtu each day. Combining this natural gas business base with Duke Power's knowledge of the electric generation business, its experience in serving electric customers, and its customer base, Duke Energy will have marketing expertise and market reach far beyond what either company could achieve on its own."

  "Duke Energy will have the ability to offer physical delivery and management of both gas and electricity in multiple regions of the country through PanEnergy's extensive pipeline system and Duke Power's well-managed electric transmission grid," Mr. Anderson continued. "These systems will be managed together in a new energy transportation group giving Duke Energy the flexibility required to better serve its customers and respond to market forces. Owning diverse physical assets will enable us to optimize the delivery of energy to our customers. The energy services group will build upon the demonstrated success of each company's existing energy marketing ventures: PanEnergy Trading and Market Services, L.L.C. venture with Mobil Corporation and the Duke Energy Group, Inc. power marketing venture with Louis Dreyfus Electric Power."

  "The combination of PanEnergy and Duke Power will capture the opportunities that are developing in the new energy services environment," said Dennis Hendrix, chairman of PanEnergy. "It will create a platform to market, trade and arrange physical delivery of energy products and services on a large scale to all major market areas. The new company will also create expanded opportunities in international markets, some of which are currently served by Duke Power and PanEnergy. This will increase our ability to serve more customers and offer them comprehensive packages of energy resources and management services."

  Richard B. Priory, president and chief operating officer of Duke Power, said, "This is a compelling combination for customers, shareholders and employees of Duke Power and PanEnergy. Our customers will benefit from one-stop shopping for the provision -- and management -- of their energy needs. Shareholders will participate in the earnings and growth opportunities created by a new market leader in energy services that intends to build on a track record of sustained financial strength. Our employees will share in the opportunity to be part of a larger company, positioned for leadership in the emerging energy services industry. The economic potential of this transaction lies primarily in revenue enhancements and strategic positioning, not cost cutting."

                                    -more-

  "Our goal is to build a company that combines the best of both worlds -- building on Duke Power's superb reputation for reliability and service and its deep roots in the Carolina communities while taking the steps necessary to ensure that the company will prosper in the era of regulatory change that we believe is inevitable across the country and around the globe. The merger of PanEnergy and Duke Power combines two powerful, innovative companies eager to join forces to win in the energy marketplace of the twenty-first century," Mr. Priory added.

  Upon completion of the merger, Richard B. Priory, currently president and chief operating officer of Duke Power, will become chairman and chief executive officer of Duke Energy; Paul M. Anderson, president and chief executive officer of PanEnergy, will become president and chief operating officer of Duke Energy; and William H. Grigg, currently chairman and chief executive officer of Duke Power, will retire. Dennis Hendrix will step down as chairman of PanEnergy effective with the merger and will join Duke Energy's board. The board of directors of Duke Energy will be made up of 18 members, eleven from Duke Power and seven from PanEnergy. The company will be headquartered in Charlotte, with Houston serving as the center for PanEnergy's pipeline operations, trading and marketing services, and certain business development activities.

  After the completion of the merger, PanEnergy will be a wholly-owned subsidiary of Duke Energy. Under the merger agreement, there are no changes required with respect to either company's public debt issues or the outstanding preferred stock of Duke Power.

  The merger is conditioned, among other things, upon the approval of the holders of a majority of the PanEnergy common shares outstanding and a majority of the Duke Power common shares voting, and the completion of appropriate state and federal regulatory procedures. The companies anticipate that the regulatory procedures can be completed in less than 12 months.

  Barr Devlin Associates and Morgan Stanley & Co. Incorporated acted as financial advisors and provided fairness opinions to Duke Power. Merrill Lynch & Co. and Lehman Brothers Inc. acted as financial advisors and provided fairness opinions to PanEnergy.

  PanEnergy Corp -- one of North America's leading energy services companies -- operates more than 37,000 miles of natural gas pipeline, delivering gas primarily to Northeast and Midwest markets. The company is also one of the nation's largest natural gas gatherers and processors and markets liquefied petroleum gases and related energy services throughout the United States and Canada. Through its recently formed venture with Mobil, PanEnergy is one of the leading marketers of natural gas and electricity in North America. The company also has other energy interests worldwide.

                                    -more-

  Duke Power is one of the nation's largest investor-owned electric utilities. Headquartered in Charlotte, NC, it serves 1.8 million residential, commercial and industrial customers in a 20,000 square-mile service area in North Carolina and South Carolina. The company operates a diversified generating system consisting of three nuclear generating stations, eight coal-fired generating stations and 38 hydroelectric plants. In addition to its regulated activities, Duke Power also has several non-regulated businesses whose services include electric power facility development and management; real estate development; energy and environmental engineering services; construction services; merchandising; and telecommunications.

  This press release includes forward looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although Duke Power believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include the pace of deregulation of retail natural gas and electricity markets in the United States, federal and state regulatory developments, the timing and extent of changes in commodity prices for oil, gas, coal, electricity and interest rates, the extent of success in connecting natural gas supplies to gathering and processing systems and in connecting and expanding gas and electric markets, the performance of electric generation, pipeline and gas processing facilities, decommissioning costs associated with nuclear generating facilities, the timing and success of efforts to develop domestic and international power, pipeline, gathering, processing and other infrastructure projects and conditions of the capital markets and equity markets during the periods covered by the forward looking statements.

Note to Editors: Today's news release, along with other news about Duke Power and PanEnergy, is available on the Internet at: http:\\www.dukepower.com AND http://www.naturalgas.com/pec.


                                    #  #  #


SATELLITE UPLINK FOR DUKE POWER/PANENERGY B-ROLL:

November 25, 1996
10:00 - 10:30 a.m. EST
and 1:30 - 2:00 p.m. EST
C-Band Galaxy 9; Transponder 6

If you have any technical questions or problems with the satellite feed for Duke Power/PanEnergy B-roll, please call Emy Nakase at 212/627-5622.